SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1)*

WNS (Holdings) Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

92932M101

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global Management, LLC (“Tiger Management”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,811,417 shares (represented by 2,811,417 American Depositary Shares, which may be exchanged into ordinary shares), of which 54,553 (represented by 54,553 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global II, L.P. (“Tiger Global II”), 1,629,012 (represented by 1,629,012 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global, L.P. (“Tiger Global”) and 1,127,852 (represented by 1,127,852 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global, Ltd. (“Tiger Ltd.”). Tiger Management is the investment manager of each of Tiger Global II, Tiger Global and Tiger Ltd. and may be deemed to have sole voting power with respect to such shares, and Charles P. Coleman III (“Coleman”), the managing member of each of Tiger Management and Tiger Global Performance, L.L.C. (“Tiger Global Performance”) and director of Tiger Ltd., may be deemed to have sole voting power with respect to such shares; Tiger Global Performance, the general partner of each of Tiger Global II and Tiger Global, may be deemed to have sole voting power with respect to such shares directly owned by such entities.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,811,417 shares (represented by 2,811,417 American Depositary Shares, which may be exchanged into ordinary shares), of which 54,553 (represented by 54,553 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global II, 1,629,012 (represented by 1,629,012 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global and 1,127,852 (represented by 1,127,852 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Ltd. Tiger Management is the investment manager of each of Tiger Global II, Tiger Global and Tiger Ltd. and may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of each of Tiger Management and Tiger Global Performance and director of Tiger Ltd., may be deemed to have sole dispositive power with respect to such shares; Tiger Global Performance, the general partner of each of Tiger Global II and Tiger Global, may be deemed to have sole dispositive power with respect to such shares directly owned by such entities.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,811,417
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.6%
12	TYPE OF REPORTING PERSON*	OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global II, L.P. (“Tiger Global II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
54,553 shares (represented by 54,553 American Depositary Shares, which may be exchanged into ordinary shares), except that each of Tiger Global Performance, the general partner of Tiger Global II, and Tiger Global Management, LLC (“Tiger Management”), the investment manager of Tiger Global II, may be deemed to have sole voting power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
54,553 shares (represented by 54,553 American Depositary Shares, which may be exchanged into ordinary shares), except that each of Tiger Global Performance, the general partner of Tiger Global II, and Tiger Management, the investment manager of Tiger Global II, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	54,553
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global, L.P. (“Tiger Global”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,629,012 shares (represented by 1,629,012 American Depositary Shares, which may be exchanged into ordinary shares), except that each of Tiger Global Performance, the general partner of Tiger Global, and Tiger Management, the investment manager of Tiger Global, may be deemed to have sole voting power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,629,012 shares (represented by 1,629,012 American Depositary Shares, which may be exchanged into ordinary shares), except that each of Tiger Global Performance, the general partner of Tiger Global, and Tiger Management, the investment manager of Tiger Global, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,629,012
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.8%
12	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global Performance, L.L.C. (“Tiger Global Performance”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,683,565 shares (represented by 1,683,565 American Depositary Shares, which may be exchanged into ordinary shares), of which 54,553 (represented by 54,553 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global II and 1,629,012 (represented by 1,629,012 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global. Tiger Global Performance is the general partner of each of Tiger Global II and Tiger Global and may be deemed to have sole voting power with respect to such shares, Tiger Management is the investment manager of each of Tiger Global II and Tiger Global and may be deemed to have sole voting power with respect to such shares and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,683,565 shares (represented by 1,683,565 American Depositary Shares, which may be exchanged into ordinary shares), of which 54,553 (represented by 54,553 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global II and 1,629,012 (represented by 1,629,012 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global. Tiger Global Performance is the general partner of each of Tiger Global II and Tiger Global and may be deemed to have sole dispositive power with respect to such shares, Tiger Management is the investment manager of each of Tiger Global II and Tiger Global and may be deemed to have sole dispositive power with respect to such shares and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,683,565
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.0%
12	TYPE OF REPORTING PERSON*	OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global, Ltd. (“Tiger Ltd.”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,127,852 shares (represented by 1,127,852 American Depositary Shares, which may be exchanged into ordinary shares), except that Tiger Management, the investment manager of Tiger Ltd., may be deemed to have sole voting power with respect to such shares, and Coleman, director of Tiger Ltd. and the managing member of Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,127,852 shares (represented by 1,127,852 American Depositary Shares, which may be exchanged into ordinary shares), except that Tiger Management, the investment manager of Tiger Ltd., may be deemed to have sole dispositive power with respect to such shares, and Coleman, director of Tiger Ltd. and the managing member of Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,127,852
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.6%
12	TYPE OF REPORTING PERSON*	CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles P. Coleman III (“Coleman”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,811,417 shares (represented by 2,811,417 American Depositary Shares, which may be exchanged into ordinary shares), of which 54,553 (represented by 54,553 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global II, 1,629,012 (represented by 1,629,012 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global and 1,127,852 (represented by 1,127,852 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Ltd. Coleman is the managing member of each of Tiger Global Performance (the general partner of each of Tiger Global II and Tiger Global) and Tiger Management (the investment manager of each of Tiger Global II, Tiger Global and Tiger Ltd.) and director of Tiger Ltd. and may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,811,417 shares (represented by 2,811,417 American Depositary Shares, which may be exchanged into ordinary shares), of which 54,553 (represented by 54,553 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global II, 1,629,012 (represented by 1,629,012 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Global and 1,127,852 (represented by 1,127,852 American Depositary Shares, which may be exchanged into ordinary shares) are directly owned by Tiger Ltd. Coleman is the managing member of each of Tiger Global Performance (the general partner of each of Tiger Global II and Tiger Global) and Tiger Management (the investment manager of each of Tiger Global II, Tiger Global and Tiger Ltd.) and director of Tiger Ltd. and may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,811,417
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.6%
12	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 is filed by Charles P. Coleman III (“Coleman”), Tiger Global Management, LLC, a Delaware limited liability company (“Tiger Management”), Tiger Global II, L.P., a Delaware limited partnership, Tiger Global, L.P., a Delaware limited partnership, Tiger Global Performance, L.L.C., a Delaware limited liability company, and Tiger Global, Ltd., a Cayman Islands exempted company, and amends the Schedule 13G filed by Coleman and Tiger Management. The foregoing entities and individual are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009

Tiger Global Management, L.L.C.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global II, L.P. By Tiger Global Performance, L.L.C. Its General Partner	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global, L.P. By Tiger Global Performance, L.L.C. Its General Partner	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global Performance, L.L.C.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global, Ltd.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Director

Charles P. Coleman III	/s/ Charles P. Coleman III

Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	15

EXHIBIT A

Agreement of Joint Filing

          The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of WNS (Holdings) Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G (or any amendment thereto).

Date: February 12, 2009

Tiger Global II, L.P. By Tiger Global Performance, LLC Its General Partner	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global, L.P. By Tiger Global Performance, L.L.C. Its General Partner	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global Performance, L.L.C.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global, Ltd.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Director

Tiger Global Management, LLC	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III

Signature